Exhibit 99.1

Compugen Reports First Quarter 2024 Results

•	Enrollment completed and on track to present data from COM701 + COM902 + pembrolizumab platinum resistant ovarian cancer study in Q4 2024

•	Data from COM701 + COM902 + pembrolizumab study in microsatellite stable colorectal cancer with liver metastases planned to be presented at ASCO 2024 annual meeting

•	On track to submit IND for COM503 in the second half of 2024 with preparation for Phase 1 study well advanced

•	Partner, AstraZeneca, progressed rilvegostomig into second Phase 3 trial in nonsquamous NSCLC; Compugen eligible for development milestone payments for this second indication

•	Solid balance sheet with extended cash runway expected to fund operations into 2027

HOLON, ISRAEL, May 20, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced financial results for the first quarter ended March 31, 2024 and provided a corporate update.

“I am proud of our continued progress across our pipeline in the first quarter of 2024, and planned catalyst rich 2024 ahead of us,” said Anat Cohen-Dayag, Ph.D., President and Chief Executive Officer of Compugen. “We are on track to present data from our ongoing studies this year. First up, microsatellite stable colorectal cancer (MSS CRC) at ASCO followed by platinum resistant ovarian cancer in the fourth quarter of 2024. We are also well advanced in our preparation for a COM503 Phase 1 study. In addition, our partner, AstraZeneca, has advanced its PD-1/TIGIT bispecific, rilvegostomig, into its second Phase 3 program, in nonsquamous NSCLC, bringing us closer to realizing potential future milestone payments and royalties.”

Dr. Cohen-Dayag continued, “Our first data will come from the very difficult to treat MSS CRC patient population, the majority of whom have liver metastases. This patient population historically have not responded to immune-oncology (IO) therapies. We pursued this indication based on an encouraging 12% overall response rate in the liver metastases population supported by immune activation in the tumor microenvironment suggestive of COM701 mediated activity. The data planned to be presented in June at ASCO remains supportive of COM701’s activity and safety with some patients continuing treatment at the data cutoff date. However, based on the data planned to be presented at ASCO, we believe that IO-IO approach in patients with MSS CRC and liver metastases is not the way forward for Compugen at this time.”

Dr. Cohen-Dayag added, “Our second data set this year will come from our platinum resistant ovarian cancer study, which is biologically distinct from MSS CRC, and in which our reported data suggest more dominant PVRIG pathway expression levels. We selected this indication to be pursued in the ongoing triplet study based on the deep durable responses, associated immune activation and potential associated biomarker data observed in our prior study, following treatment with our COM701 triple combination. It is important to note that observations made in tumors that are biologically distinct from each other, such as MSS CRC and platinum resistant ovarian cancer, are not indicative of each other. We believe that data showing clinical benefit in platinum resistant ovarian cancer would allow us to pursue the next studies towards a path to registration.”

Dr. Cohen-Dayag concluded, “Compugen is a pioneer in computational discovery of novel drug targets. Our discovery platform, powered by AI and machine learning is fueling our pipeline and provides us with a competitive advantage. It has already delivered multiple proprietary clinical assets, multiple validating partnerships with pharma, and multiple early-stage undisclosed assets, all having the potential to deliver long term value creation.”

Upcoming Expected Milestones
COM701 +COM902 + pembrolizumab proof-of-concept studies
•	Microsatellite stable colorectal cancer – ASCO poster presentation, June 1, 2024
•	Platinum resistant ovarian cancer - planned data presentation in the fourth quarter of 2024

COM503 (licenced to Gilead, Compugen lead through Phase 1 development)
•	IND submission in the second half of 2024 with subsequent initiation of the Phase 1 study following IND clearance

Rilvegostomig (AstraZeneca’s PD-1/TIGIT bispecific, TIGIT component derived from COM902)
•	Data in the second half of 2024 from Phase 1/2 ARTEMIDE-01 trial in advanced/metastatic NSCLC

First Quarter 2024 Financial Highlights
Cash: As of March 31, 2024, Compugen had approximately $101.3 million cash, cash equivalents, restricted cash, and cash investments, compared with approximately $51.1 million as of December 31, 2023. The cash balance as of March 31, 2024, includes $60 million upfront payment received from Gilead related to the licensing of COM503 and $10 million milestone payment received from AstraZeneca on dosing the first patient in the Phase 3 ARTEMIDE-Biliary01 study in biliary tract cancer. All payments from Gilead are subject to a 15% withholding tax. During the three months ended March 31, 2024, the Company sold approximately 0.3 million ordinary shares, under its at the market offering (ATM) facility pursuant to a sales agreement entered into with Leerink Partners on January 31, 2023, for aggregate gross proceeds of approximately $0.6 million.

Compugen expects that its cash and cash-related balances together with a $30 million milestone payment on COM503 IND clearance expected in 2024, will be sufficient to fund its operating plans into 2027. This does not include any additional cash inflows from partners. The Company has no debt.

Revenue: Compugen reported approximately $2.6 million in revenue for the first quarter ended March 31, 2024, compared to no revenue for the comparable period in 2023. The revenue reported reflects recognition of a portion of the upfront payment from the license agreement with Gilead.

R&D expenses for the first quarter of 2024 were approximately $6.4 million compared with approximately $7.4 million for the comparable period in 2023.

G&A expenses for the first quarter of 2024 were approximately $2.4 million, compared with approximately $2.6 million for the comparable period in 2023.

Net loss for the first quarter of 2024 was approximately $7.3 million, or $0.08 per basic and diluted share, compared with a net loss of approximately $9.3 million, or $0.11 per basic and diluted share, in the first quarter of 2023.

Full financial tables are included below.

Conference Call and Webcast Information
Compugen will hold a conference call today, May 20, 2024, at 8:30 AM ET to review its first quarter 2024 results. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through Compugen’s website, located at the following link. Following the live webcast, a replay will be available on Compugen’s website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, in IND enabling studies is licensed to Gilead. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to our expectation to present data from our ongoing rials and the relevant timing thereto and expected catalyst reach 2024, statements relating to receipt of milestone payment from AstraZeneca and their data release, statement relating to the fact that AstraZeneca has advanced its PD-1/TIGIT bispecific, rilvegostomig, into its second Phase 3 program, in nonsquamous NSCLC, bringing us closer to realizing potential future milestone payments and royalties, statements regarding our expectation to submit IND for COM503 in the second half of 2024, statement relating to our belief that the data showing clinical benefit in platinum resistant ovarian cancer would allow us to pursue the next studies towards a path to registration and statement regarding our expectation that our cash and cash-related balances together with a $30 million milestone payment on COM503 IND clearance, will be sufficient to fund our operating plans into 2027. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; and the general market, political and economic conditions in the countries in which Compugen operates, including Israel; and the effect of the evolving nature of the recent “Swords of Iron” war in Gaza and in the northern part of Israel between Israel, Hamas and Hezbollah. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended
	March 31,
	2024	2023
	Unaudited	Unaudited

Revenues	2,559	-
Cost of revenues	2,102	-
Gross profit	457	-

Operating expenses
Research and development expenses	6,410	7,445
Marketing and business development expenses	91	116
General and administrative expenses	2,448	2,573
Total operating expenses	8,949	10,134

Operating loss	8,492	10,134
Financial and other income, net	1,228	808
Loss before taxes on income	7,264	9,326
Taxes on income	3	13
Net loss	7,267	9,339

Basic and diluted net loss per ordinary share	(0.08)	(0.11)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	89,505,618	86,624,643

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2024	2023
	Unaudited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	69,052	39,308
Investment in marketable securities	32,260	11,742
Trade receivables	-	61,000
Other accounts receivable and prepaid expenses	4,259	2,529
Total current assets	105,571	114,579

Non-current assets
Long-term prepaid expenses	934	1,233
Severance pay fund	2,994	2,977
Operating lease right to use asset	3,083	1,329
Property and equipment, net	1,120	1,216
Total non-current assets	8,131	6,755

Total assets	113,702	121,334

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	13,434	14,485
Short-term deferred revenues	10,755	11,149
Current maturity of operating lease liability	441	632
Total current liabilities	24,630	26,266

Non-current liabilities
Long-term deferred revenues	23,228	25,392
Long-term operating lease liability	2,684	719
Accrued severance pay	3,484	3,398
Total non-current liabilities	29,396	29,509

Total shareholders' equity	59,676	65,559

Total liabilities and shareholders' equity	113,702	121,344